Filed pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Filer: OPKO Health, Inc.

(Commission File No. 001-33528)

Subject Company: Bio-Reference Laboratories, Inc.

(Commission File No. 0-15266)

EDITED TRANSCRIPT

OKPO Health, Inc. and Bio-Reference Laboratories, Inc. Joint Conference Call

EVENT DATE/TIME: June 11, 2015 /8:30 a.m. EDT

C O R P O R A T E     P A R T I C I P A N T S

Dr. Phillip Frost, Chief Executive Officer and Chairman, OPKO Health

Dr. Marc Grodman, President, Chief Executive Officer and Chairman, Bio-Reference Laboratories

David Okrongly, President, Diagnostics Business Unit, OPKO Health

C O N F E R E N C E     C A L L     P A R T I C I P A N T S

Kevin DeGeeter, Ladenburg, Thalmann & Co.

Raymond Myers, Clancy Financial Services

Anthony for Amanda Murphy, William Blair

P R E S E N T A T I O N

Operator:

Greetings and welcome to the OPKO Health conference call to discuss acquisition of Bio-Reference Laboratories Incorporated. At this time, all participants are in a listen-only mode. A question and answer session will follow the formal presentation. If anyone should require operator assistance during the conference, please press star, zero on your telephone keypad. As a reminder, this conference is being recorded.

I would now like to turn the conference over to Mr. Phillip Frost, Chairman and Chief Executive Officer for OPKO Health. Thank you, Mr. Frost. You may now begin.

Dr. Phillip Frost:

Thank you. Good morning and thank you all for participating. I’d like to start by introducing the people who are here with me. I have Steve Rubin, the Senior Vice President for Administration of OPKO; David Okrongly, who is the head of our diagnostics unit at OPKO; Dr. Marc Grodman, who is the Chairman of the Board, President and Chief Executive Officer of Bio-Reference; Richard Faherty, who is the Senior Vice President for Administration at Bio-Reference; and we have Dr. Mitchell Steiner, who is the head of the OPKO Urology Medical Affairs; and Adam Logal, the CFO of OPKO.

I will talk for a few minutes, give you a little with bit of background about OPKO, and briefly mention the logic in my mind for this acquisition, and then Dr. Grodman will tell you a little bit about Bio-Reference and the wisdom of the deal from his point of view. So I’ll start by giving you a brief review of the vision for OPKO.

We feel that our mission is to develop important products that are unique and important because they will address wide audiences, large numbers of patients with serious problems, and that our products will have advantages over the others that are available for treatment if there are others available. So if we keep that in mind, those attributes, effective, unique, useful and advantageous, I think you will see where we’re headed.

On the therapeutic side, we recently announced that we have submitted a new drug application to the FDA for a product called Rayaldee™, which is a form of Vitamin D to treat Stage 3 and 4 chronic kidney disease, an important problem in the United States that affects as many as 20 million people. The problem that these people have is that for whatever reason, a large number have low Vitamin D levels which results in extra production of a parathyroid hormone which, again, is bad because that results in demineralization of bone, hypercalcemia and the deposition of calcium in important organs. The ordinary forms of vitamin D are mostly not useful to treat it and the problem with giving larger doses of vitamin D is that they suppress an enzyme that we make that normally breaks down Vitamin D, and so the more Vitamin D you give, the more enzyme you induce, but the form that we have is long acting and it sort of sneaks up on the enzyme, gets around it, raises the Vitamin D levels without suppressing the enzyme that breaks it down. So we had three wonderful clinical trials, all of which show tremendous efficacy in raising Vitamin D levels and lowering the parathyroid hormone levels, which were the end points. So that NDA was submitted and we hope that within a reasonable time it will be approved and on the market.

We also have a platform technology that has permitted us to develop several products, but it’s pretty much unlimited. This is what we call CTP technology, C-terminal peptide, and that means that it’s a peptide that can be added on to any other peptide or protein to increase its duration of action. That’s very important because many useful drugs and drug products have very, very short half-lives, and have to be administered frequently. For example, human growth hormone has to be given every day. It’s a $2.5 billion market, but those who take it have it injected every day. We recently entered into a very important agreement with Pfizer, who is one of the leaders in the field of the daily administration of human growth hormone, and they will work with us to take along our product which is in Phase II for children and Phase III for adults, to bring it to market, and we think we’ll eventually have a significant part of that market because the wonderful thing about this technology is that it preserves intact the natural product. Others have tried to achieve long-acting forms of these peptides by varying the amino acid composition and structure, and obviously we just intuitively all feel it’s better to be dealing with the natural product.

Another product in that same light is Factor VII for hemophilia. Factor VII has a very short half-life and therefore has to be given frequently. Normally, it’s given intravenously after a bleed. A patient goes to an emergency room or to his physician and has to have it administered IV. The Holy Grail for Factor VII is to have a product that can be injected subcutaneously in order for the patient to be able to self-administer it in a prophylactic way to prevent the bleeds because with the chronic bleeds, they really are a long-term problem for the patients. We have such a product that we recently announced that we’re presenting five papers at a forthcoming endocrinology meeting describing the benefits, in animal studies so far, of Factor VII, and in these studies we showed that it could be administered subcutaneously. The market for Factor VII is over a billion and a half dollars and growing, but we think that if our product is successful, it will be used prophylactically, as I said, and therefore the market could be much larger.

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We also have a product, oxyntomodulin, that some of you may have heard is my favorite pipeline product for overweight and obesity, which utilizes a different technology but also to get around the problem of a very short half-life. This oxyntomodulin is produced in response to a meal by the L cells in the gut, the peptide, oxyntomodulin, then goes through the satiety center in the brain to make you feel full and it also goes to the GLP-1 receptors in the liver to help maintain and control sugar metabolism, and thereby either prevent or treat type 2 diabetes, so it’s potentially a very, very important drug. The technology to prolong its action is different, unique, and patented, and also could be applied to other molecules and we’re hoping to be in clinical trials with that toward the end of this year.

That brings us to another platform on the diagnostic side, and the diagnostic side of the business, of course, brings us into the reason for the deal with Bio-Reference. On the one hand we have the 4Kscore test for prostate cancer, which has been shown in thousands of men, over 10 years, to be highly effective in predicting aggressive prostate cancer. We also have a platform that we have talked about before that we obtained in an acquisition of a company called Claros, which involves a card that looks like a credit card that has a microfluidic system in it which is a miniature chemistry laboratory for diagnosing analytes in a physician’s office at point-of-care. In both cases, Bio-Reference can add greatly to the velocity of uptake of these products, and at the same time help Bio-Reference with their own business, which is a very, very nice healthy business, and one of the areas of strength in that company is their genomics business at which they’re far advanced and in my mind shows really great promise.

With that, I’d like to turn the stage over to Dr. Grodman who will tell you a little bit more.

Dr. Marc Grodman:

Thank you, Phil. For those of you who may not be familiar with Bio-Reference Laboratories, or with me, let me take a moment to introduce both of us. Bio-Reference was started in the mid 1980s with a few hundred thousand dollars of annual revenue and has persevered, has survived, has thrived in that same corporate structure for almost 30 years. As anyone knows who has followed the laboratory market, we have survived against huge headwinds and obstacles that have felled most of our competitors who have either been bought or merged, all of them into other corporate entities. Today, we run the largest full service clinical laboratory in the United States, with market-leading franchises in women’s health, cancer, and certainly genetics. Through our GeneDx laboratory, we have a worldwide reputation as a definitive commercial laboratory that has been servicing providers for more than 15 years who care for patients with rare disorders.

The growth of Bio-Reference was not accomplished through acquisitions, but through organic growth; approximately 20% compound annual revenue growth for over 20 years, a record that speaks for itself. It wasn’t accomplished through traditional laboratory offerings or by following the market. It was accomplished through an ongoing commitment to innovation, fueled more than anything by a sense of clinical relevance. That’s an idea and a concept that we really want to emphasize. Dr. Frost, like myself, is a physician. Neither one of us is a Ph.D. Neither one of us is a pathologist. We both probably think of ourselves as clinicians, and we both define ourselves in being able to understand clinical relevance, something that Dr. Frost has accomplished with regard to therapeutics, and as a result of that has created an unmatched record of creating value over the past decades. It’s this approach of clinical relevance which has contributed to the success of Bio-Reference on the diagnostics side. This is a transformational transaction. For many years, there have been those who have rightly predicted that the key to therapeutics is diagnostics, but it’s more complicated than a superficial phrase and more granular than just fulfilling clinical trials or selling data.

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For years, we have said that laboratories are information companies. Actually we’re more than that; we’re connectors, bridging the gaps between providers and patients. We are a distribution company, touching providers in ways to introduce innovation through due diagnostic solutions. These are ideas and concepts that I have talked about, certainly over the course and the life of Bio-Reference that’s been almost 30 years, but certainly in the last five as healthcare is evolving.

Our goal together is incredibly ambitious: to redefine the laboratory in a way to extract the greatest value out of the laboratory enterprise. What is the value that we bring to new solutions? That’s the example of what we do with some of the diagnostic products like the 4Kscore that OPKO has, a new system and idea that can go in and change clinical practice. That’s what we’re talking about in terms of genomics and the key to what that means, both in being able to understand how people respond as well as new drug discovery. We’re trying to make the component parts be more successful than the entity itself. Nowhere, clearly, is the opportunity greater than bringing new therapeutics to market, and there is no one who, in my view, is more emblematic of that vision, commitment and insight that’s required to complete this journey than Dr. Frost. I’m honored to be working with him. Thank you.

Dr. Phillip Frost:

Thank you Marc. We have, as I mentioned at the outset, many of our officers here today. These were the people who really make the company work, and it’s the quality and talent and dedication of these people that are responsible for the ultimate success of an organization. So as you pose questions, if you will permit, I prefer that they will address the questions.

I’ll just make one point to supplement what Marc said about the complementarity of the companies and that is by the example of the 4KScore itself. I mentioned how important a test it is in our minds. It’s also important that it be taken up in the market by the physicians to be made available to as many men as possible as fast as possible to avoid all the useless biopsies that are now being performed — at great pain and often with significant side effects of the biopsies — and of course of the extra cost to the payors.

Bio-Reference has a terrific sales force. They have terrific assets in terms of being able to help with the reimbursement effort. They have a huge influence with various buying groups such as HMOs. All of this will help expedite the uptake and the use of that test, which has tremendous market potential and from a commercial point of view, great potential for profitability. So keep that in mind because there will be other tests like this where the importance of the great infrastructure that Bio-Reference has put together will be important from a commercial point of view, and not necessarily long-term. This can be important sooner rather than later. So with that, we’re open to questions.

Dr. Marc Grodman:

If I can expand on what Phil mentioned, those of you who live in the diagnostic world and know us, know what we have done in the area of women’s health. We’ve been able to go in and, in fact, revolutionize that and change clinical practice, which clearly has been where we’ve been a leader and which has been emulated by many. Those of you who follow us know what we’ve done both in the area of cancer and certainly in sequencing technologies, the first ever laboratory—commercial laboratory that offered next gen sequencing. 4Kscore has the potential because it can both be cost-effective and change practice, and be able to become a really important test, much in the way that we have been able to develop things in genetics in women’s health, and can become, in fact, the linchpin of our whole program in men’s health because it’s based on changing the way practice is done in a cost-effective manner which is critical today. So we think that with this kind of disruptive technology and service, we can go in and have the experience to make a difference in the short term.

Dr. Phillip Frost:

Questions?

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Operator:

Thank you. We’ll now be conducting a question and answer session. If you would like to ask a question, please press star, one on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star, two, if you’d like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys. One moment while we poll for questions.

The first question is from Kevin DeGeeter of Ladenburg Thalmann. Please go ahead.

Kevin DeGeeter:

Good morning, guys. Thank you for taking my question and thanks for the additional color this morning. Can you comment on the potential synergy between Bio-Reference and the infrastructure there, and just more generally with regard to partnerships with pharma, whether they be with OPKO or with third parties? We’ve obviously seen a lot of activity in the space, most notably Roche and Foundation Medicine, but sort of how might we use the merger to further leverage opportunities to go deeper into pharma? Thanks.

Dr. Marc Grodman:

Kevin, thank you very much. I think there clearly has been a great deal of talk recently in terms of the cooperation between diagnostics and therapeutics. Clearly, Roche making the investments and in fact taking the majority stake in Foundation Medicine is a really key element that illustrates the value of the ways in which diagnostics are going to help. There are many ways that diagnostics help, one of which is finding the right patients for the right drug, not only to be able to provide patients, to be able to guide them on appropriate clinical trials or bring products to market, but also to stratify them based on the characterization of their disease. Certainly that’s true in cancer, incredibly important in cancer, where, in fact, every cancer is different, as we’ve learned.

The ability, if you think about the areas where diagnostics have had a great effect, is clearly both within cancer and in rare disorders, and within those areas we have the ability to not only have dealt with huge numbers of patients with these rare disorders who often are the target potentially of new breakthrough orphan drugs, but we’re able to connect those patients to be able—not only to make new drug discoveries but to make them eligible for those drugs that are in the pipeline. What we see with this is that laboratories—and we’ve said this for more than laboratories—that has never been more the case than in genomics, that can go in and isolate targets and identify patients. Bio-Reference, and through GeneDx and our other services, seeks to be able to leverage that, and it took someone like Dr. Frost to go in and see all the talk about the value of genomics and be able to put that and put those connections together, to see where you leverage that new information to potentially new relationships with other pharma companies, and also with the effort to be able to bring and explore where those potential targets can be brought to market. So in many ways it’s a follow-through to everything that you’ve heard in the last six months and remains one of most exciting aspects for us, truly get the greatest leverage out of the genetic market in which we have thrived for so long.

Kevin DeGeeter:

And maybe one follow-up question from me, if I may. Can you just comment on just how the Claros 1 platform sort of fits together with the Bio-Reference structure, specifically Claros being a point-of-care platform, Bio-Reference’s core business being more of a traditional central lab model. Do you see those being complementary or potentially some areas of cannibalization there?

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David Okrongly:

Hi, Kevin. This is Dave Okrongly. The Claros platform fits beautifully into the Bio-Reference framework because of their focus in key specialties. That’s one of the things that’s made Bio-Reference an incredibly successful diagnostics company, is to focus in specialties, and we’re excited about the combination now with Bio-Reference to be able to service the women’s health market with in-office menus for things like hormone testing, to be able to focus with oncologists for a lot of tumor markers used routinely as well as hormone testing that’s done there, and that will only grow with our continued experience in urology. We’re thinking about this as really a way to get the Claros into a whole wide range of different test menus focused on specialties and really expand the capabilities through the tremendous infrastructure and sales force that Bio-Reference brings now into OPKO.

Kevin DeGeeter:

Great, thank you.

Dr. Phillip Frost:

Other questions?

Operator:

Thank you. The next question is from Raymond Myers, Clancy Financial Services. Please go ahead.

Raymond Myers:

Hello. Good morning. Thank you for taking the questions. My first question is for Marc. Can you describe how you anticipate the management of Bio-Reference to continue after the purchase by OPKO? Will it continue to be run similarly to now by you, or how will that structure change?

Dr. Phillip Frost:

We’ll both answer. This is Phil. The intent is to let Bio-Reference operate fairly much as it has before within the framework of being part of OPKO, so naturally there will be certain parts of it that will be integrated and other parts that will continue as is, but there will be constant interaction between Bio-Reference and the rest of OPKO to see what benefits can be gleaned from that interaction and cooperation, both in concrete terms from the point of view of marketing and selling products that we may have, therapeutic or diagnostic, or that we may come across, that they could then develop, or from the point of view of benefiting from having unique products like the point-of-care products that I mentioned that their salespeople will sell to the doctors, and in doing so get extra business for their present routine business. So it will be a two-way street, but on an operational basis I think that no one in the present OPKO team has the background or experience or desire to step in and try to second-guess what has been a very successful operation on the Bio-Reference side.

Dr. Marc Grodman:

The goal of the transaction for us was to be able to go and create, to let diagnostics be more than just a laboratory. So in terms of being able to bring these solutions to market, it gives us a chance to be able to do that, and help the effort that OPKO has done and the products that they’ve created. In terms of all the areas in where we can go in and help, we want to be able to help, but the idea is where we can bring the benefits of the laboratory—of the access of the laboratory franchise to the benefit of a diversified healthcare company.

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Raymond Myers:

Thank you for that. This is a question really for Marc. This transaction was structured as a stock sale, and as such, the value that investors in Bio-Reference previously would be receiving is now conferred by the future value of OPKO shares. How do you value OPKO shares yourself, Marc, and what contribution do you feel that Bio-Reference could make to enhance that value so that Bio-Reference shareholders will continue to be well rewarded in the future?

Dr. Marc Grodman:

Continuing in what I not only am talking about on this call but in the long run, diagnostic and laboratories have incredible value that in some way is not fully appreciated by the market. The threat of laboratories is commoditization. I’ve talked about that for a long time. What we’ve created in value-add in women’s health, what we’ve created right now in the value within genomics are market-leading but still, nevertheless, people just see what we do only as a laboratory. That’s short-sighted, because we can do more to help with new services, we can do more to help with distribution of new products, we can do more in terms of the effort in working with pharma on new therapeutics than we would go in and be considered strictly as a laboratory. This gives us a chance to be able to bring that value to the larger healthcare enterprise, and there is no one who has done the most to be able to extract the value out of the healthcare enterprise than Dr. Frost over the years. So I think that we could see the full value of diagnostics that take place under the OPKO umbrella.

Raymond Myers:

Well thank you very much, and we look forward to continuing following your progress.

Dr. Marc Grodman:

Thank you.

Dr. Phillip Frost:

Other questions?

Operator:

Thank you. As a quick reminder, ladies and gentlemen, please press star, one if you would like to ask a question. The next question is from Amanda Murphy of William Blair. Please go ahead.

Anthony:

Good morning, guys. This is actually Anthony Thisally (phon) on behalf of Amanda. I just kind of wanted to piggyback on the synergies question. I guess, specifically, are there any privacy issues with leveraging Bio-Reference’s genetic data for development of pharmaceuticals, and could you just kind of maybe describe the type of data or the database in general that would be involved with this?

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Dr. Marc Grodman:

Thank you. What I’ve said specifically in the comments, the role of the laboratory is not just to go in and sell data—you’ve seen other companies that have talked about that—it’s more important than that. It’s being able to connect patients and to be able to connect providers who specialize in those rare disorders where potential therapeutics have so much reward. So no one is going in and betraying anything, quite the opposite. We have been on the patients’ side, have a long reputation of being on their side for 15 years and that really doesn’t change. It’s the ability to have access to those people and those areas where you’re going to be able to extract the most value. So this is a far more complicated and granular effort than just selling data which is not something we’re talking about doing, but it is whereby pharma companies and other ones do want to be able to go in and get closer, and the reality is what laboratories can be is that connector between the two. When you do that, it depends on what you’re connecting. In our case, we’re connecting to the rare disease community. We think that’s critical. The other area that I need to mention, and I did it somewhat in our earnings release, is our initiatives in oncology. We believe, and we have for a long time ever since we started our first tumor genotyping program over six years ago, that this is a critical element, and then we now will be offering cost-effective solutions. OnkoSight, our new program, has already got almost a thousand patients in only a few weeks. This is something also which is going to be important to be able to link our oncology franchise to those providers and patients who we think are going to benefit. So it’s not quite the idea of just simply selling data. It is the role of the laboratories to connect communities.

Anthony:

Got it. Thank you for that. Another follow-up. It seems to be more specifically for Bio-Reference that they’re getting great traction with OnkoSight DX and exome sequencing. Who are some of the main customers for this, and what do you think of the future of next generation sequencing tests, given new codes introduced by CMS this year?

Dr. Marc Grodman:

Obviously I can’t talk about our specific customers but you are right. We are getting great traction with OnkoSight because it makes sense. It is not an off-the-shelf. It is newly developed with vetting from academic institutions all over the country, and in terms of clinical exomes, we think it is the ultimate genetic test. It has a great experience and the informatics that surround it, it’s clearly differentiating that the more we do, the better we are. All I can say is that our customers are among the leading centers there are in the world and it truly is a worldwide franchise.

In terms of what’s happened, you know, one of the things we have to deal with is going to be how people will value the genomic data. For patients that we could find who would go in and have a solution instead of taking hundreds of thousands of dollars of workups, it becomes cost-effective and critical. But in terms of the new next gen codes of what’s going to come out right now or how they’re going to be adopted, it is simply too early to know what they’re going to be and how well they’ll be accepted. We have had some insurance companies who have said they don’t want to deal with it this until they have more experience down the line. That part is going to be hard to predict. What we do know is the clinical value of these very esoteric, specialized tests are becoming more and more apparent every day, and the number of people who are able to clinically interpret these results, teach these results to others in the community, and be able to do them efficiently is not expanding, which is the underlying opportunity for GeneDx, for Bio-Reference, for OPKO.

Dr. Phillip Frost:

Other questions?

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Anthony:

Just one follow-up with that and then I’ll absolutely be done. I’m just curious, as you kind of already mentioned with a previous question, we’re kind of seeing how the market is reacting already to the deal. Could you provide us a little bit of insight, not so much with the market but maybe just how conversations have gone more internally and maybe even with both OPKO and Bio-Reference customers; how are they reacting?

Dr. Marc Grodman:

The only reaction we’ve had has been positive. I think that this is something—this is a vision. This is a vision of linking, looking at the lab not as a commodity business but as an effective sales and marketing group, as a knowledge base and making the most out of it, and in the long run, there’s no one who’s had a better clinical sense and a greater clinical vision than Dr. Frost, and he has seen what others may not always see, and I think the reaction when people understand it has been incredibly positive.

Anthony:

Thank you, guys, for the time and congratulations again.

Dr. Phillip Frost:

Thank you.

Operator:

Thank you. At this time I’ll turn the conference back over to Dr. Frost for any closing remarks.

Dr, Phillip Frost:

I want to thank everybody for participating in the call, and of course we’re all available to be contacted individually and we’ll be happy to provide any information that is acceptable to discuss. So with that, we’ll sign off here and thank you once again.

Operator:

Thank you. Ladies and gentlemen, this does conclude today’s teleconference. You may disconnect your lines at this time. Thank you for your participation.

Important Information For Investors And Shareholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Bio-Reference Laboratories, Inc. (“Bio-Reference Laboratories”) and OPKO Health, Inc. (“OPKO”). In connection with this proposed business combination, Bio-Reference Laboratories and/or OPKO will file relevant materials with the Securities Exchange Commission (the “SEC”), including an OPKO registration statement on Form S-4 that will include a proxy statement of Bio-Reference Laboratories and constitute a prospectus of OPKO. INVESTORS AND SECURITY HOLDERS OF BIO-REFERENCE LABORATORIES AND OPKO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement (if and when available) will be mailed to shareholders of Bio-Reference Laboratories. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Bio-Reference Laboratories and/or OPKO through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Bio-Reference Laboratories will be available free of charge on Bio-Reference Laboratories’ website at http://www.bioreference.com or by contacting Bio-Reference Laboratories’ Investor Relations Department by email at tmackay@bioreference.com or by phone at (201) 791-2600. Copies of the documents filed with the SEC by OPKO will be available free of charge on OPKO’s website at www.opko.com or by contacting OPKO’s Investor Relations Department by email at contact@opko.com or by phone at (305) 575-4100.

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Participants in Solicitation

Bio-Reference Laboratories, OPKO, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Bio-Reference Laboratories is set forth in its Annual Report on Form 10-K for the year ended October 31, 2014, which was filed with the SEC on January 13, 2015, its Quarterly Report on Form 10-Q for the quarter ended April 30, 2015 which was filed with the SEC on June 9, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on March 5, 2015, April 29, 2015 and June 4, 2015. Information about the directors and executive officers of OPKO is set forth in its amended Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015 and April 30, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 7, 2015, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 which was filed with the SEC on May 11, 2015 and its Current Report on Form 8-K, which was filed with the SEC on March 19, 2015.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Bio-Reference Laboratories by OPKO, including any statements regarding the expected timetable for completing the proposed transaction, synergies, benefits and opportunities of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding OPKO’s and Bio-Reference Laboratories’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information is subject to numerous risks and uncertainties, many of which are beyond the control of Bio-Reference Laboratories and OPKO, that could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required vote of Bio-Reference Laboratories’ shareholders; the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ability to successfully integrate the businesses; the risk that the transaction and its announcement could have an adverse effect on Bio-Reference Laboratories’ ability to retain customers and retain and hire key personnel; the risk that any potential synergies from the transaction may not be fully realized or may take longer to realize than expected; new information arising out of clinical trial results; and the risk that the safety and/or efficacy results of existing clinical trials will not support continued clinical development, as well as risks inherent in funding, developing and obtaining regulatory approvals of new, commercially-viable and competitive products and treatments. In addition, forward-looking statements may also be adversely affected by general market factors, competitive product development, product availability, federal and state regulations and legislation, the regulatory process for new products and indications, manufacturing issues that may arise, patent positions and litigation, among other factors. The forward-looking statements contained in this communication may become outdated over time. OPKO and Bio-Reference Laboratories do not assume any responsibility for updating any forward-looking statements. Additional information concerning these and other factors can be found in Bio-Reference Laboratories’ and OPKO’s respective filings with the SEC and available through the SEC’s Electronic Data Gathering and Analysis Retrieval system at www.sec.gov, including Bio-Reference Laboratories’ and OPKO’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The foregoing list of important factors is not exclusive. Bio-Reference Laboratories and OPKO assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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